December 11, 2024

Audtra Benefit Corp. Form D RW
(CIK 0001718805, Accession #0001718805-17-000001)

1. Pursuant to 17 CFR 230.477, Form RW supersedes
Form D filed without legal authorization (not signed by a legal name, nor authorized signatory)--Chair is not a verifiable company title published anywhere.
As a wholly-owned subsidiary of Inventa B-Corp, the sole authorized signatory remains the parent company
CEO.

2. The company has never needed outside capital-- as no securities have been sold to warrant erroneous Form D data cited in misinformation, registration withdrawal is necessary in the public and B-corp's interests.

/BvD/
Blyth van Dam
Founder and CEO, Inventa B-Corp
(Parent company of Audtra + Aphroda wings)